Exhibit 99.3

PRESS RELEASE

Operational EBIT of NOK 719 million in the second quarter

(Oslo, 12 August 2015) Marine Harvest achieved an operational EBIT of NOK 719 million in the second quarter of 2015, compared to NOK 1 220 million in the corresponding quarter of 2014.

Supported by the operating results, a strong forward market, good cash flow and a solid financial position, the Board has resolved a quarterly dividend of NOK 1.30 per share.

- I am very pleased with the strong operational performance and result in Marine Harvest Fish Feed, and the good cost performance in Canada. Rising production cost in Europe due to challenging biology remains a concern, says CEO Alf-Helge Aarskog.

Marine Harvest Group reported operational revenues of NOK 6 581 million (NOK 6 563 million) in the second quarter of 2015. Total harvest volume were 104 158 tonnes in the quarter (114 176 tonnes). Harvest guidance for 2015 is 430 000 tonnes, 10 000 tonnes lower than the previous guidance.

Salmon of Norwegian origin achieved an operational EBIT per kilo of NOK 9.80 (NOK 12.16) in the second quarter, while salmon of Scottish and Canadian origin reported operational EBIT per kilo of NOK 5.44 and NOK 2.12 respectively (NOK 12.19 and NOK 11.01). Salmon of Chilean origin reported operational EBIT per kilo of NOK -4.64 in the quarter (NOK 5.50). The figures include contribution from Sales and Marketing, including MH Consumer Products. MH Consumer Products reported an operational EBIT of NOK 48 million compared to NOK 20 million in the second quarter of 2014. MH Feed reported an operational EBIT of NOK 27 million (NOK -18 million).

- We continue to see challenging market conditions in Americas, and high production costs in Chile. As a response to this, we have initiated a restructuring process in Chile, says Aarskog.

-The second quarter was a challenging quarter. However, the third quarter has started strong, with improved prices in all main markets. With an expected limited supply growth in the periods to come, we expect the market balance to remain tight, says Aarskog.

For further information, please contact:

Ivan Vindheim, CFO, Mobile: +47 958 71 310

Kim Galtung Døsvig, IR Officer, Mobile: +47 908 76 339

About Marine Harvest Group

Marine Harvest Group is the world’s leading seafood company and largest producer of farmed salmon, with presence in 24 countries and a total of 11 700 employees worldwide. The company is headquartered in Bergen, Norway, and is listed on the Oslo Stock Exchange and New York Stock Exchange (NYSE). Please see www.marineharvest.com for further information.

Forward looking statements

This release may be deemed to include forward-looking statements, such as statements that relate to Marine Harvest’s goals and strategies, salmon prices, ability to increase or vary harvest volume, production capacity, trends in the seafood industry, restructuring initiatives, exchange rate and interest rate fluctuations, expected research and development expenditures, business prospects and positioning with respect to market, demographic and pricing trends, strategic initiatives, and the effects of any extraordinary events and various other matters (including developments with respect to laws, regulations and governmental policies regulating the industry and changes in accounting policies, standards and interpretations) on Marine Harvest's business and results. Forward-looking statements are typically identified by words or phrases, such as “believe,” “expect,” “anticipate,” “intend,” “estimate,” “may increase,” “may fluctuate,” “plan,” “goal,” “target,” “strategy,” and similar expressions or future or conditional verbs such as “may,” “will,” “should,” “would,” and “could.” Forward-looking statements are Marine Harvest’s current estimates or expectations of future events or future results. Actual results could differ materially from those indicated by these statements because the realization of those results is subject to many risks and uncertainties. Marine Harvest ASA’s registration statement on Form 20-F filed in 2014, including the section captioned “Risk Factors,” contain additional information about factors that could affect actual results, including: changes to the price of salmon including the value of our biological assets; hedging risks; risks related to fish feed; economic and market risks; environmental risks; operational risks; risks related to escapes, disease and sea lice; product risks; risks related to our acquisitions; financing risks; regulation risks including relating to food safety, the aquaculture industry, processing, competition and anti-corruption; trade restriction risks; litigation risks; tax and accounting risks; strategic and competitive risks; and reputation risks. All forward-looking statements included in this release are based on information available at the time of the release, and Marine Harvest assumes no obligation to update any forward-looking statement.